                                                             November 1, 2019

Harbor Capital Advisors, Inc.

111 South Wacker Drive, 34th Floor

Chicago, Illinois 60606-4302

Re:	Investment Advisory Agreement – Harbor Target Retirement Funds (the “Agreement”)

Ladies and Gentlemen:

Pursuant to §9 of the Agreement dated July 1, 2013 between Harbor Funds (the “Trust”) and you, as amended from time to time, the Trust proposes that the Agreement be amended to replace Schedule A to the Agreement with Schedule A attached hereto.

Pursuant to §8 of the Agreement, the Agreement shall remain in force for an initial term ending on the date set forth in the Agreement, as amended, for each fund listed on Schedule A except Harbor Target Retirement Fund 2060, in which case the Agreement shall remain in force for an initial term ending on November 1, 2021. The Agreement shall continue from year-to-year after the initial term for each fund, but in each case only so long as such continuance with respect to each fund is specifically approved at least annually in the manner prescribed in the Investment Company Act and the rules and regulations thereunder.

Please indicate your acceptance of the foregoing by executing this letter agreement, returning one copy to the Trust and retaining one for your records.

Sincerely,

Harbor Funds

By:
Charles F. McCain
President

Agreed and Accepted:
Harbor Capital Advisors, Inc.

By:
Brian L. Collins
Executive Vice President

SCHEDULE A

Harbor Target Retirement Income Fund

Harbor Target Retirement 2020 Fund

Harbor Target Retirement 2025 Fund

Harbor Target Retirement 2030 Fund

Harbor Target Retirement 2035 Fund

Harbor Target Retirement 2040 Fund

Harbor Target Retirement 2045 Fund

Harbor Target Retirement 2050 Fund

Harbor Target Retirement 2055 Fund

Harbor Target Retirement 2060 Fund